EXOBOX TECHNOLOGIES CORP.
Total Internet Security	www.exobox.com

6303 Beverly Hill, Suite 210	◆	Houston, Texas 77057	◆	Tel: (713) 781-6173	◆	Fax: (713) 7781-6175

April 15, 2009

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-7010
Mail Stop 4561

Re:	Exobox Technologies Corp.
Form 10-KSB for Fiscal Year Ended July 31, 2008
Filed November 12, 2008
File No. 000-51689

Dear Mr. Kronforst:

This letter sets forth the responses of Exobox Technologies Corporation, a Nevada corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 3, 2009 concerning the Company’s Form 10-KSB for fiscal year ended July 31, 2008 (File No. 000-51689) filed with the Commission on November 12, 2008 (the “Form 10-KSB”).  We filed an amended Form 10-KSB, as well as an amendment to the Form 10-Q for the quarter ended October 31, 2008 with the Commission on April 13, 2009.  Contemporaneously with filing this letter, we are filing an amended Form 10-KSB that contains the auditor’s consent that was inadvertently omitted from the amendment filed with the Commission on April 13, 2009.

Form 10-KSB for the Fiscal Year Ended July 31, 2008

Forward Looking Statements, page 3

1.
We note your statement that your report contains “forward looking statements within the meaning of Section 27A of the Securities Act of 1933 … and Section 21E of the Securities Exchange Act of 1934 ….” Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made by issuers of penny stock.  Please either:

•	delete any references to the Litigation Reform Act; or

•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to issuers of penny stock.

RESPONSE:  The Company has deleted any references to the Litigation Reform Act, which provides disclosure as set forth on page 3.

Item 5.  Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

Recent Sales of Securities, page 13

2.
As to all securities sold during the period covered by the report that were not registered under the Securities Act, you must state the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.  Refer to Item 5 of Form 10-KSB and 701(d) of Regulation S-B.  Please supplementally provide us with this information for the unregistered sales you list in this section.  In addition, please provide us with this information for unregistered securities sales for the quarters ended October 31, 2008 and January 31, 2009.  Refer to Item 2 of Form 10-Q.

RESPONSE:  Revised disclosure is set forth on pages 14 and 15.  The September and October 2007 issuances of common stock were the result of the exercise of previously issued warrants, which issuances were exempt pursuant to Section 4(2) of the Securities Act.  The issuances of common stock and warrants from December 20, 2007 through February 14, 2008 were in connection with a private placement pursuant to an offering memorandum exempt from registration pursuant to Section 4(2).  The issuances of common stock between August and October 2007 reflect the conversion of previously issued preferred stock that was privately placed during 2005.  No shares of unregistered common stock were issued in the first two quarters of the current fiscal year.

3.
It appears that you issued warrants in unregistered transactions during the year ended July 31, 2008, but that you have not disclosed these issuances in your Recent Sales of Unregistered Securities section.  In your response letter, provide the information responsive to Item 701 of Regulation S-B.  Also confirm that your future periodic reports will provide information responsive to Item 701 with respect to unregistered sales of all classes of securities.

RESPONSE:  Additional disclosure of the warrant issuance is set forth on pages 14 and 15.  The Company will undertake to provide information responsive to Item 701 in future filings.

Item 6.  Management’s Discussion and Analysis or Plan of Operation, page 15

4.
Future filings should contain an “Overview” section which includes a discussion of the status of Exobox’s efforts to develop its business, economic or industry-wide factors relevant to Exobox, and material opportunities, challenges and risks on which Exobox’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.  Refer to Release No. 33-8350.  Specifically, you should discuss your efforts and progress at they relate to product development and the establishment of a distribution and sales organization.  We note the discussion in your “Description of Business” section of your products under development, growth strategy and marketing and sales; however, your Management’s Discussion and Analysis should convey to the investing public the status of the efforts to execute on your plans, including material developments during the period covered by the report.

RESPONSE:  Future filings will contain an Overview section as requested.

5.
We note that during the fiscal year covered by this report, Exobox converted approximately 2,025,608 shares of Series A Preferred Stock and 642,564 shares of Series B Preferred Stock into 186,475,319 and 59,153,752 shares of common stock, respectively.  Your Business and Management’s Discussion and Analysis sections should discuss these transactions, including the circumstances leading up to the conversions and any material impact the conversions may have had on Exobox.

RESPONSE:  Additional disclosure is set forth on page 19.

Item 8A.  Controls and Procedures, page 30

6.
You state that you plan to implement remediation measures to address the material weaknesses in your disclosure controls and procedures and internal controls over financial reporting.  In future filings, provide a more specific explanation of your plans to increase supervision and training of accounting personnel and describe the estimated timetable for those aspects of your remediation efforts.  Discuss the remediation activities during the period reported upon, and describe the estimated material costs of the remediation and the anticipated sources of funding and the effect of those demands upon your financial resources.

RESPONSE:  In future filings, the Company will provide a more specific explanation of plans to increase supervision and training of accounting personnel as well as an estimated timetable.

Item 9.  Directors and Executive Officers of the Registrant

Directors and Executive Officers, page 32

7.
Your filings should briefly describe the business experience during the past five years of each director and executive officer.  Refer to Item 401 of Regulation S-B.  We note that the business experience for Messrs. Studdard and Kim for the past five years has not been provided.

RESPONSE:  Additional disclosure is set forth on page 37.

Item 13.  Exhibits, page 38

8.
The certifications for this report and your quarterly report for the period ended October 31, 2008 do not include all the information set forth in Item 601(b)(31) of Regulation S-B.  We particularly note that the language in paragraph 4 varies from the specified text.  Certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31).  Please amend your filings to include the proper certifications.  Please note that you may file abbreviated amendments consisting of a cover page, an explanatory note, the signature page and paragraphs 1, 2, 4 and 5 of the certification.

RESPONSE:  The certifications in the amended Form 10-KSB have been modified as requested.  Additionally, the Form 10-Q for the quarter ended October 31, 2008 has been amended to revise the enclosed certifications.

9.
We note you filed a Form S-8 registration statement on June 18, 2007 that incorporates all reports and other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the registration statement and prior to the filing of a post-effective amendment.  Please tell us whether any securities remained unsold under this registration statement as of the filing date of this Form 10-KSB.  If securities remained unsold at that time, please file the consent of your auditor for the reports on fiscal years ended July 31, 2008 and 2007 as an exhibit in accordance with Rule 436(b) of Regulation C.

RESPONSE:  There were a total of 11,115,000 shares of common stock eligible to be issued under the Form S-8 as of July 31, 2008.  A consent of the auditor has been filed as exhibit 23.1 to this amended Form 10-KSB/A.

Signatures, page 39

10.
Form 10-KSB must be signed by the small business issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.  Your filing appears to have been signed only by Messrs. Dillon and Wirtz on behalf of Exobox.  Amend your filing to include the signatures of your principal executive officer or officers, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors, who should all sign as individuals.  The individual signatures should be preceded by the specified preamble text that is provided in the Signature page of Form 10-KSB.  Refer to General Instructions C.2. of Form 10-KSB.

RESPONSE:  The signature page has been amended as requested.

This letter acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EXOBOX TECHNOLOGIES CORP.

/s/ Michael Wirtz

Michael Wirtz
Chief Financial Officer

cc:	Robert B. Dillon
Exobox Technologies Corp.